     As Filed with the Securities and Exchange Commission on April 2, 2004
                                                    Registration No. 333-109512
-------------------------------------------------------------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       POST-EFFECTIVE AMENDMENT NO. 1 ON
                                  FORM S-3 TO
                           REGISTRATION STATEMENT ON
                                    FORM S-1
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        APPLIED DIGITAL SOLUTIONS, INC.

             (Exact name of registrant as specified in its charter)

    MISSOURI                        3661                        43-1641533
(State or other               (Primary Standard              (I.R.S. Employer
  jurisdiction                    Industrial                Identification No.)
of incorporation               Classification
or organization)                Code Number)

                         400 ROYAL PALM WAY, SUITE 410
                           PALM BEACH, FLORIDA 33480
                                 (561) 805-8000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                               SCOTT R. SILVERMAN
                        APPLIED DIGITAL SOLUTIONS, INC.
                         400 ROYAL PALM WAY, SUITE 410
                           PALM BEACH, FLORIDA 33480
                             PHONE: (561) 805-8000
                              FAX: (561) 805-8001
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all correspondence to:
                              HARVEY GOLDMAN, ESQ.
                              HOLLAND & KNIGHT LLP
                        701 BRICKELL AVENUE, SUITE 3000
                           MIAMI, FLORIDA 33131-5441
                             PHONE: (305) 789-7506
                              FAX: (305) 349-2238

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /

                                                CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                               PROPOSED MAXIMUM        PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE PER      AGGREGATE OFFERING        AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED             UNIT (1)                PRICE(1)          REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
       Common Stock, $.001 par
           value per share              94,009,151 shares           $0.32                $30,082,928            $2,767.63
===============================================================================================================================

(1) The fee has been paid and is on account. Pursuant to Rule 457(c), the proposed offering price and registration fee have been calculated on the basis of the average of the high and low trading prices for the common stock on December 16, 2003, as reported on the Nasdaq SmallCap Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer of sale is not permitted.

                 SUBJECT TO COMPLETION, DATED APRIL 2, 2004

                       APPLIED DIGITAL SOLUTIONS, INC.

                      [Applied Digital Solutions logo]

                              94,009,151 SHARES

                                COMMON STOCK
                                ------------

         This prospectus relates to the offering by us of 19,800,000 shares of our common stock, par value $.001 per share, which were issued in connection with the Share Exchange Agreement dated August 14, 2003, between us and Digital Angel Corporation as more fully described in this prospectus on page 24, and resales of up to 74,209,151 shares of our common stock under the terms of the severance agreements between us and our former officers and directors as more fully described in this prospectus on page 20, in connection with the earnout provisions of our acquisition agreement with the former shareholders of WebNet Services, Inc. as more fully described in this prospectus on page 21, and in connection with a legal settlement as more fully described in this prospectus on page 22. As this prospectus relates to resales of our common stock, we are not offering these shares for cash, and accordingly, we will not receive any of the proceeds from the resales of our common stock. Our Board of Directors has authorized a 1-for-10 reverse stock split, as more fully described in this prospectus on page 6. As a result of the reverse stock split, effective April 5, 2004, the number of shares that were offered by us in connection with the Share Exchange Agreement and the resales of our common stock will be reduced to 1,980,000 shares and 7,420,915 shares of our common stock, respectively, and the par value of these shares will be increased to $0.01 per share.

         Our shares are included in the Nasdaq SmallCap Market ("SmallCap") under the symbol "ADSX." On March 31, 2004, the last reported sale price of our common stock was $0.27 per share. Effective April 5, 2004, we will effect a 1-for-10 reverse stock split as more fully described under "Recent Events" on page 6. The shares being offered for resale in connection with this registration statement will be adjusted to effect the reverse stock split as reflected in this prospectus on pages 23 and 24.

         The amount and par value of the securities being offered herein will be automatically adjusted as a result of stock splits, stock dividends, or similar transactions, and accordingly, this registration statement shall be deemed to cover any securities to be offered or issued in connection with any such transaction.

         Currently, an aggregate of 9,212,512 shares of our common stock are being offered for resale in a secondary offering under our prospectus relating to our Registration Statement on Form S-1 (File No. 333-98799), an aggregate of 13,313,782 shares of our common stock are being offered under our prospectus relating to our Registration Statement on Form S-1 (File No. 333-105829) and an aggregate of up to 58,154,644 shares of our common stock are being offered for resale in a secondary offering under our prospectus relating to our Registration Statement on Form S-1 (File No. 333-108338).

         INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 11 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                THE DATE OF THIS PROSPECTUS IS APRIL __, 2004.

                              TABLE OF CONTENTS

Summary....................................................................3
Risk Factors..............................................................11
Cautionary Statement Regarding Forward-Looking Information................19
Use Of Proceeds...........................................................19
Selling Security Holders..................................................20
Plan Of Distribution......................................................24
Legal Matters.............................................................26
Experts...................................................................26
Where You Can Find More Information About Us..............................26
Documents Incorporated by Reference.......................................27

                                   SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 11 and the consolidated financial statements and the notes to those financial statements incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2003, before making an investment decision.

                       APPLIED DIGITAL SOLUTIONS, INC.

OUR BUSINESS

         We are a Missouri corporation and were incorporated on May 11, 1993. Our business has evolved during the past few years. We grew significantly through acquisitions and since 1996 have completed 51 acquisitions. During the last half of 2001 and during 2002, we sold or closed many of the businesses we had acquired that we believed did not enhance our strategy of becoming an advanced technology development company. These companies were primarily telephone system providers, software developers, software consultants, networking integrators, computer hardware suppliers or were engaged in other businesses or had customer bases that we believed did not promote or complement our current business strategy. As of December 31, 2003, our business operations consisted of the operations of five wholly-owned subsidiaries, which we collectively refer to as the Advanced Technology segment, and two majority-owned subsidiaries, Digital Angel Corporation (AMEX:DOC), and InfoTech USA, Inc. (OTC:IFTH) (formerly SysComm International Corporation). Currently, we own approximately 68.5% of Digital Angel Corporation and 52.5% of InfoTech USA, Inc.

         Historically we have suffered losses and have not generated positive cash flows from operations. Excluding the effects of a gain on the extinguishment of debt of $70.1 million, we incurred a consolidated loss from continuing operations of $66.5 million for the year ended December 31, 2003. We incurred consolidated losses from continuing operations of $113.9 million and $188.6 million, respectively, for the years ended December 31, 2002 and 2001, and as of December 31, 2003, we had an accumulated deficit of $413.9 million. Our consolidated operating activities used cash of $11.4 million, $3.9 million and $18.0 million during 2003, 2002 and 2001, respectively. Digital Angel Corporation has suffered losses and has not generated positive cash flows from operations. Digital Angel Corporation incurred losses during 2003, 2002 and 2001, which are presented below. In addition, its operating activities used cash of $4.7 million, $2.7 million and $3.2 million during 2003, 2002 and 2001, respectively.

         The reduced settlement payment of our debt obligations to IBM Credit LLC ("IBM Credit"), the conversion to equity of our obligations under our 8.5% Convertible Exchangeable Debentures, and the sale of 30.0 million shares of our common stock under our 30.0 million share offering, have been major factors mitigating concerns that existed about our ability to continue as a going concern. Our profitability and liquidity depend on many factors including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market our new products and technologies. We have established a management plan intending to guide us in achieving profitability and positive cash flows over the twelve months ending December 31, 2004, however, no assurance can be given that such plan will be realized.

BUSINESS SEGMENTS

         As a result of (a) the merger of our 97% owned subsidiary, Digital Angel Corporation and Medical Advisory Systems, Inc. ("MAS") on March 27, 2002, (b) the significant restructuring of our business during 2002 and 2001, and (c) our emergence as an advanced technology development company, we have re-evaluated and realigned our reporting segments. Since January 1, 2002, we operate in three business segments: Advanced Technology, Digital Angel Corporation and InfoTech USA, Inc., formerly SysComm International Corporation. Business units that were part of our continuing operations and that were closed or sold during 2002 and 2001 are reported as All Other. The "Corporate/Eliminations" category includes all amounts recognized upon consolidation of our subsidiaries such as the elimination of intersegment revenues, expenses, assets and liabilities. "Corporate/Eliminations" also includes certain interest expense and other expenses associated with corporate activities and functions.

         The percentage of our revenues derived from each of our segments during 2003, 2002 and 2001 was as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                       -----------------------
                                                    2003          2002        2001
                                                    ----          ----        ----
REVENUE BY SEGMENT:
Advanced Technology                                 46.8%         41.8%       28.5%
Digital Angel Corporation                           38.0          34.1        22.9
InfoTech USA, Inc.                                  15.2          22.7        21.9
All Other                                             --           1.4        26.4
"Corporate/Eliminations"                              --            --         0.3
                                               --------------------------------------
Total                                              100.0%        100.0%      100.0%
                                               ======================================


         Our sources of revenue consist of sales of products and services from our three operating segments. Our significant sources of revenue for the year ended December 31, 2003, were as follows:

                                                                                                PERCENTAGE OF
SOURCES OF REVENUE:                                                                             TOTAL REVENUE

Sales of voice, data and video telecommunications networks to government agencies from
  our Advanced Technology segment                                                                       39.0%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Digital Angel
  Corporation segment                                                                                   25.1%

Sales of IT hardware and services from our InfoTech USA, Inc. segment                                   15.1%

GPS enabled search and rescue equipment, intelligent communications products and services for telemetry, mobile data and radio communications from our Digital Angel
  Corporation segment                                                                                   10.9%

Other products and services                                                                              9.9%
                                                                                            ------------------
Total                                                                                                  100.0%
                                                                                            ==================

         Income (loss) from continuing operations before taxes, minority interest, losses attributable to capital transactions of subsidiary and equity in loss of affiliate from each of our segments during 2003, 2002 and 2001 was as follows (we evaluate performance based on stand-alone segment operating income as presented below):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                           2003         2002        2001
                                                           ----         ----        ----
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
 TAXES, MINORITY INTEREST, LOSSES ATTRIBUTABLE TO
  CAPITAL TRANSACTIONS OF SUBSIDIARY AND EQUITY IN
   LOSS OF AFFILIATE BY SEGMENT:                                    (in thousands)
                                                                    --------------
Advanced Technology                                        $(108)        $(786)   $(41,493)
Digital Angel Corporation (1)(2)                          (9,753)      (76,439)    (16,262)
InfoTech USA, Inc. (3)                                    (3,052)         (422)     (1,322)
All Other                                                    298          (320)    (71,636)
"Corporate/Eliminations" (2)(4)                           19,441       (49,310)    (37,428)
                                                      -------------------------------------
Total                                                     $6,826     $(127,277)  $(168,141)
                                                      =====================================

(1) For Digital Angel Corporation, the loss for 2003 includes a goodwill impairment charge of $2.4 million and impairment of certain other intangible assets of $0.6 million, and the loss for 2002 includes a goodwill impairment charge of $62.2 million and an impairment charge related to certain software of $6.4 million.

(2) For Digital Angel Corporation, the amount for 2002 excludes $1.8 million of interest expense associated with our previous obligation to IBM Credit and $18.7 million of stock based non-cash compensation expense associated with pre-merger Digital Angel options which were converted into options to acquire MAS stock, both of which have been reflected as additional expense in the separate financial statements of Digital Angel Corporation included in its Form 10-K dated December 31, 2003. These charges are reflected in "Corporate/Eliminations" for 2002.

(3) For InfoTech USA, Inc., the loss for 2003 includes a goodwill impairment charge of $2.2 million.

(4) For "Corporate/Eliminations", the amount for 2003 includes extinguishment of debt of $70.1 million, as a result of the repayment in full of all of our obligations to IBM Credit on June 30, 2003, and $17.9 million of stock based non-cash compensation expense resulting from severance agreements with certain former officers and directors.

         Advanced Technology Products

         Our current objective is to become an advanced technology development company that focuses on a range of life enhancing, personal safeguard technologies, early warning alert systems, miniaturized power sources and security monitoring systems combined with the comprehensive data management services required to support them. We have five life enhancing technology products in various stages of development. They are Digital Angel(TM), Thermo Life(TM), VeriChip(TM), Bio-Thermo(TM) and Personal Locating Device ("PLD"). As of December 31, 2003, we have reported no revenues from the sales of our Thermo Life and PLD products and we have had minimal sales of our Digital Angel, Bio-Thermo And VeriChip products. These products are in various stages of development as follows:

         o Digital Angel(TM) is the integration and miniaturization into marketable products of three technologies: wireless communications (such as cellular), sensors (including bio-sensors) and position location technology (including global positioning systems ("GPS") and other systems). The development of the Digital Angel(TM) technology began in April 1998. The first Digital Angel(TM) technology product, a biosensor chip linked to GPS in a watch/pager device, was marketed from November 2001 to the fourth quarter of 2002. Since then the Digital Angel(TM) technology has been in the development stage and we are uncertain when this technology will be incorporated into our products;

         o Thermo Life(TM) is a thermoelectric generator. During the fourth quarter of 2003, we began sending samples of Thermo Life to potential customers. If and when, an order is received, the manufacturing will be original equipment manufacturing;

         o VeriChip(TM) is a human implantable radio frequency verification microchip. VeriChip is currently being sold and shipped worldwide;

         o Bio-Thermo(TM) is a temperature-sensing implantable microchip for use in pets, livestock and other animals. Bio-Thermo was developed by Digital Angel Corporation and is currently being sold and shipped worldwide; and

         o PLD is an implantable GPS location device. The first PLD prototype was completed in December 2002. Since the first quarter of 2003, our research group has worked on minimization of this product through alternative location technology such as wireless triangulation. This product currently remains in the development stage.

         RECENT EVENTS

         Reverse Stock Split

         On September 10, 2003, our shareholders approved the granting of discretionary authority to our Board of Directors for a period of twelve months to effect a reverse stock split not to exceed a ratio of 1-for-25, or to determine not to proceed with a reverse stock split. On March 12, 2004, our Board of Directors authorized a 1-for-10 reverse stock split and set April 5, 2004, as the record date and effective date for the reverse stock split. Upon effectiveness of the reverse stock split, the par value of our common stock will increase from $0.001 to $0.01 per share. In conjunction with the reverse stock split, our Board of Directors has authorized a reduction in the number of authorized shares of our common stock from 560.0 million to 125.0 million. Our Board of Directors has decided to implement a reverse stock split to reduce the number of issued and outstanding shares, resulting, in part, from our past acquisitions, the payment of debt obligations to IBM Credit and preferred stock and Debenture conversions. Our Board of Directors believes that a reverse stock split may facilitate the continued listing of our common stock on the SmallCap and may enhance the desirability and marketability of our common stock to the financial community and the investing public.

ABOUT US

         Our principal executive offices are located at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480, and our telephone number is (561) 805-8000.

                                                 THE OFFERING

Common stock offered prior to reverse stock split......      19,800,000(1)
Common stock offered following reverse stock split.....      1,980,000

Common stock offered by the selling shareholders prior
to reverse stock split.................................      74,209,151 shares
Common stock offered by the selling shareholders
following reverse stock split..........................      7,420,915 shares

Common stock outstanding after this offering prior to
reverse stock split....................................      504,772,991 shares (1)(2)(3) as of March 31, 2004
Common stock outstanding after this offering following
reverse stock split....................................      50,477,299 shares as of March 31, 2004

Use of proceeds........................................      We will not receive any proceeds from the sale of
                                                             shares by Digital Angel Corporation or the
                                                             selling shareholders listed in this prospectus
                                                             under "Selling Security Holders" beginning on
                                                             page 20.

Dividend policy........................................      We have not paid, and do not anticipate paying
                                                             dividends on our common stock.

Market price of common stock...........................      The market price of our common stock has ranged
                                                             from a high of $0.64 to a low of $0.24 during the
                                                             12 months preceding the date of this prospectus.

Risk factors...........................................      See "Risk Factors" beginning on page 11, for a
                                                             discussion of factors you should carefully
                                                             consider before deciding to invest in our common
                                                             stock.

Nasdaq SmallCap Market symbol..........................      ADSX

(1) Includes 19,800,000 shares that were issued to Digital Angel
Corporation, our 68.5% subsidiary, in connection with the Share Exchange Agreement dated August 14, 2003, between us and Digital Angel Corporation as more fully described in this prospectus on page 24.

(2) Excludes (i) warrants to purchase up to 11,986,257 shares of our common stock at $0.64 per share, and (ii) options, 16,874,155 of which are currently exercisable at a weighted average exercise price of $1.19 per share.

(3) Includes 56,000,000, 4,750,000 and 7,500,000 shares of our common stock, which were issued to our former Chairman of the Board, Richard J. Sullivan, our former Chief Operating Officer, Jerome C. Artigliere, and our former Vice Chairman, Garrett Sullivan (no relation to Richard J. Sullivan) respectively, under the terms of their severance agreements. Our shareholders have approved the issuances of these shares. The shares were issued to Garrett Sullivan on February 17, 2004, and to Richard J. Sullivan and Jerome C. Artigliere on March 1, 2004.

                           SUMMARY FINANCIAL DATA

         The following table sets forth summary consolidated financial data for the periods indicated. It is important that you read this information together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003. The historical results are not necessarily indicative of results to be expected for future periods.

                                                           FOR THE FISCAL YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------------------
                                                2003         2002           2001         2000         1999
                                                ----         ----           ----         ----         ----
STATEMENT OF OPERATIONS DATA:
                                                          (in thousands, except per share amounts)
Net revenue                                  $95,267    $ 100,212      $ 156,487    $ 135,007    $ 129,064
Cost of products and services sold            66,447       68,562        110,677       82,968       75,442
                                             -------    ---------      ---------    ---------    ---------
Gross profit                                  28,820       31,650         45,810       52,039       53,622
Selling, general and administrative
  expense                                     56,656       66,450        102,316       61,996       58,960
Research and development expense               6,255        4,130          8,783        2,745           --
Depreciation and amortization                  1,754        3,929         28,061       10,580        5,417
Asset impairment restructuring and
  unusual costs                                5,442       69,382         71,719        6,383        2,550
(Gain) loss on extinguishment of debt        (70,064)          --         (9,465)          --          249
Loss (gain) on sales of subsidiaries and
  assets                                         330         (132)         6,058         (486)     (20,075)
Interest and other income                     (1,115)      (2,356)        (2,076)      (1,095)        (422)
Interest expense                              22,736       17,524          8,555        5,901        3,478
                                            --------    ---------      ---------    ---------    ---------
Income (loss) from continuing
  operations before provision (benefit)
  for taxes, minority interest, losses
  attributable to capital transactions
  of subsidiary and equity in net loss
  of affiliate                                 6,826     (127,277)      (168,141)     (33,985)       3,465
Provision (benefit) for income taxes           1,702          326         20,870       (5,040)       1,091
                                            --------    ---------      ---------    ---------    ---------
Income (loss) from continuing
  operations before minority interest,
  losses attributable to capital
  transactions of subsidiary and equity
  in net loss of affiliate                     5,124     (127,603)      (189,011)     (28,945)       2,374
Minority interest                             (5,180)     (18,474)          (718)         229          (46)
Net loss on capital transactions of
  subsidiary                                     244        2,437             --           --           --
Loss attributable to changes in minority
  interest as a result of capital
  transactions of subsidiary                   6,535        2,048             --           --           --

Equity in net loss of affiliate                   --          291            328           --           --
                                            --------    ---------      ---------    ---------    ---------
Income (loss) from continuing operations       3,525     (113,905)      (188,621)     (29,174)       2,420
Income (loss) from discontinued
  operations, net of income taxes                 --           --            213      (75,702)       3,012
(Loss) income on disposal of
  discontinued operations, including
  provision for operating losses during
  phase-out period, net of income taxes         (382)       1,420        (16,695)      (7,266)          --
                                            --------    ---------      ---------    ---------    ---------

Net income (loss)                              3,143     (112,485)      (205,103)    (112,142)       5,432
Preferred stock dividends and other               --           --         (1,147)        (191)          --
Accretion of beneficial conversion
  feature of preferred stock                      --           --         (9,392)      (3,857)          --
                                            --------    ---------      ---------    ---------    ---------
Net income (loss) available to common
  shareholders                              $  3,143    $(112,485)     $(215,642)   $(116,190)   $   5,432
                                            ========    =========      =========    =========    =========

                                                          FOR THE FISCAL YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------
                                                 2003         2002         2001         2000          1999
                                                 ----         ----         ----         ----          ----
Net income (loss) per common share - basic:
    Continuing operations                     $  0.01    $   (0.42)   $   (1.17)   $   (0.52)    $    0.06
    Discontinued operations                        --           --        (0.10)       (1.30)         0.06
                                              -------    ---------    ---------    ---------     ---------
      Net income (loss) per common
        share - basic                         $  0.01    $   (0.42)   $   (1.27)   $   (1.82)    $    0.12
                                              =======    =========    =========    =========     =========

Net income (loss) per common share - diluted:
    Continuing operations                     $  0.01    $   (0.42)   $   (1.17)   $   (0.52)    $    0.05
    Discontinued operations                        --           --        (0.10)       (1.30)         0.06
                                              -------    ---------    ---------    ---------     ---------
      Net income (loss) per common
        share - diluted                       $  0.01    $   (0.42)   $   (1.27)   $   (1.82)    $    0.11
                                              =======    =========    =========    =========     =========

Average common shares outstanding:
    Basic                                     361,781      269,232      170,009       63,825        46,814
    Diluted                                   372,989      269,232      170,009       63,825        50,086


                                                                     AS OF DECEMBER 31,
                                              ---------------------------------------------------------------
                                                 2003         2002         2001         2000          1999
                                                 ----         ----         ----         ----          ----
                                                                  (AMOUNTS IN THOUSANDS)

BALANCE SHEET DATA:
Cash and cash equivalents                    $ 10,161     $  5,818     $  3,696     $  8,039      $  2,181
Restricted cash                                   765           --           --           --            --
Due from buyers of divested subsidiary             --           --        2,625           --        31,302
Property and equipment                          9,365        9,822       20,185       21,368         6,649
Goodwill                                       63,331       67,818       90,831      166,024        24,285
Net (liabilities)  assets of discontinued
  operations                                   (9,545)      (9,368)      (9,460)       8,076        75,284
Total assets                                  114,262      117,233      167,489      319,451       186,605
Long-term debt                                  2,860        3,346        2,586       69,146        33,260
Total debt                                      8,996       85,225       86,422       74,374        62,915
Minority interest                              23,029       18,422        4,460        4,879         1,292
Redeemable preferred stock and option              --           --        5,180       18,620            --
Stockholders' equity (deficit)               $ 32,736      (36,092)      28,119      160,562        92,936


          Effective January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142 Goodwill and Other Intangible Assets (FAS 142). FAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually.

          The following table presents the impact of FAS 142 on our selected financial data as indicated:

                                                                 YEAR ENDED     YEAR ENDED    YEAR ENDED
                                                                DECEMBER 31,   DECEMBER 31,  DECEMBER 31,
                                                                    2001           2000          1999
                                                                    ----           ----          ----
          Net (loss) income available to common stockholders:
          Net (loss) income available to common stockholders
            as reported                                           $(215,642)     $(116,190)     $ 5,432
          Add back: Goodwill amortization                            21,312          9,415        2,602
          Add back: Equity method investment amortization             1,161             --           --
                                                                  ---------      ---------      -------
          Adjusted net (loss) income                              $(193,169)     $(106,775)     $ 8,034
                                                                  =========      =========      =======

          Earnings (loss) per common share - basic:

          Net (loss) income per share - basic, as reported        $   (1.27)     $   (1.82)     $  0.12
          Goodwill amortization                                        0.12           0.15         0.05
          Equity method investment amortization                        0.01             --           --
                                                                  ---------      ---------      -------
          Adjusted net (loss) income - basic                      $   (1.14)     $   (1.67)     $  0.17
                                                                  =========      =========      =======

          Earnings (loss) per common share - diluted:

          Net (loss) income per share - diluted, as reported      $   (1.27)     $   (1.82)     $  0.11
          Goodwill amortization                                        0.12           0.15         0.05
          Equity method investment amortization                        0.01             --           --
                                                                  ---------      ---------      -------
          Adjusted net (loss) income per share - diluted          $   (1.14)     $   (1.67)     $  0.16
                                                                  =========      =========      =======

         We have adopted Statement of Financial Accounting Standard No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (FAS 145), effective January 1, 2003. Under FAS 145, gains and losses on the extinguishment of debt are included as part of continuing operations. FAS 145 requires all periods presented to be consistent, and, as such, gains and losses on extinguishment of debt previously recorded as extraordinary must be reclassified from extraordinary treatment and presented as a component of continuing operations.

         PROFORMA EARNINGS (LOSS) PER SHARE ADJUSTED FOR THE REVERSE
STOCK SPLIT

         On March 12, 2004, our Board of Directors authorized a 1-for-10 reverse stock split, and has set April 5, 2004 as the record and effective dates for the reverse stock split. The reverse stock split will have the effect of reducing the number of issued and outstanding shares of our common stock, and accordingly, earnings (loss) per share will increase as a result of the decrease in the weighted average shares outstanding. The following presents our basic and diluted earnings (loss) per share to give retroactive effect to the reverse stock split:

                                                                        (UNAUDITED)
                                                                        -----------
                                                          FOR THE FISCAL YEAR ENDED DECEMBER 31,
                                                -----------------------------------------------------------
                                                   2003          2002        2001          2000        1999
                                                   ----          ----        ----          ----        ----

 Net income (loss) per common share - basic:

    Continuing operations                       $  0.10       $ (4.23)    $(11.70)      $ (5.20)     $ 0.52
    Discontinued operations                       (0.01)         0.05       (1.00)       (13.00)       0.64
                                                -------       -------     -------       -------      ------
      Net income (loss) per common
        share - basic                           $  0.09       $ (4.18)    $(12.70)      $(18.20)     $ 1.16
                                                =======       =======     =======       =======      ======

 Net income (loss) per common share - diluted:

    Continuing operations                       $  0.09       $ (4.23)    $(11.70)      $ (5.20)     $ 0.48
    Discontinued operations                       (0.01)         0.05       (1.00)       (13.00)       0.60
                                                -------       -------     -------       -------      ------
      Net income (loss) per common
        share - diluted                         $  0.08       $ (4.18)    $(12.70)      $(18.20)     $ 1.08
                                                =======       =======     =======       =======      ======

 Average common shares outstanding:

    Basic                                        36,178        26,923      17,000         6,382       4,681
    Diluted                                      37,299        26,923      17,000         6,382       5,009

                                RISK FACTORS

         You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

         WE HAVE A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOWS AND WE MAY NOT BECOME PROFITABLE IN THE FUTURE, WHICH COULD RESULT IN OUR INABILITY TO CONTINUE OPERATIONS IN THE NORMAL COURSE OF BUSINESS.

         Historically we have suffered losses and have not generated positive cash flows from operations. This raised doubt in the past about our ability to continue as a going concern. As of December 31, 2003, as a result of the reduced settlement payment of the our debt obligations to IBM, the conversion to equity of our obligations under the Debentures, and the sale of 30.0 million shares of our common stock under our 30.0 million share offering, we have mitigated the substantial doubt regarding our ability to continue as a going concern.

         Excluding a gain on the extinguishment of debt of $70.1 million, we incurred a net loss from continuing operations for the year ended December 31, 2003, of $66.5 million and we incurred net losses from continuing operations of $113.9 million and $188.6 million for the years ended December 31, 2002 and 2001, respectively. Our consolidated operating activities used cash of $11.4 million, $3.9 million and $18.0 million during 2003, 2002 and 2001, respectively. We have funded our operating cash requirements, as well as our capital needs, during these periods with the proceeds from our investing and/or our financing activities.

         As of December 31, 2003, we reported minimal revenues from the sales of our Digital Angel(TM), VeriChip(TM) and Bio Thermo(TM) products and we have had no sales of our Thermo Life(TM) and PLD products. As of December
31, 2003, we had a consolidated cash balance of $10.2 million, which we believe, along with other sources of funds, will provide us with sufficient working capital for the twelve months ending December 31, 2004. However, beyond that time frame, we believe that absent significant improvement in the sales of these advanced technology products, our business operations are unlikely to provide sufficient cash flow to support our operational requirements. Our profitability and liquidity depend on many factors including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market our new products and technologies. Our ability to achieve profitability and/or generate positive cash flows from operations is predicated upon numerous factors with varying levels of importance as follows:

     o First, we will attempt to successfully implement our business plans, manage expenditures according to our budget, and generate positive cash flow from operations;

     o Second, we will attempt to develop an effective marketing and sales strategy in order to grow our business and compete successfully in our markets;

     o Third, we will attempt to obtain the necessary approvals to expand the market for the VeriChip product in order to improve the product's salability;

     o Fourth, we will attempt to realize positive cash flow with respect to our investment in Digital Angel Corporation in order to provide us with an appropriate return on our investment; and

     o Finally, we will attempt to complete the development of the Digital Angel and PLD products.

         If we are not successful in managing these factors and achieving these goals, it could have a material adverse effect on our business, financial condition and results of operations, which could result in our inability to continue operations in the normal course of business.

         OUR FAILURE TO GENERATE POSITIVE CASH FLOW FROM OPERATIONS WILL HAVE A SUBSTANTIAL NEGATIVE IMPACT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Our operating activities did not provide positive cash flow during 2003, 2002 and 2001. Our sources of liquidity may include proceeds from the sale of common stock and preferred shares, proceeds from the sale of businesses, proceeds from the sale of the Digital Angel Corporation common stock owned by us, proceeds from the sale of the Company's stock issued to Digital Angel Corporation under the Share Exchange Agreement, proceeds from accounts receivable and inventory financing arrangements, proceeds from the exercise of stock options and warrants, and the raising of other forms of debt or equity through private placement or public offerings, which may not be available to us on favorable terms. In the future, if we fail to generate positive cash flow from operations, it will have a materially adverse effect on our business, financial condition and results of operations.

         IF WE ARE DELISTED FROM THE SMALLCAP IN THE FUTURE IT MAY REDUCE THE LIQUIDITY OF OUR COMMON STOCK, WHICH WOULD IMPACT OUR ABILITY TO RAISE FUNDS IN THE EQUITY MARKETS, AND MAY REDUCE THE MARKET VALUE OF YOUR INVESTMENT.

         Our ability to remain listed on the SmallCap depends on our ability to satisfy applicable Nasdaq criteria including our ability to maintain a minimum bid price of $1.00 per share. Since November 12, 2002, our common stock has traded on the SmallCap under the symbol "ADSX". On January 6, 2004, the Nasdaq Listing Qualifications Panel notified us that we have been granted additional time to meet the requirements for continued inclusion on the SmallCap pursuant to an exception to the bid price requirement as set forth in Nasdaq Marketplace Rule 4310 (c) (4). As a result, we now have until July 25, 2004, to satisfy the minimum bid price requirement for continued listing, provided we continue to meet all of the other continued listing requirements. If our stock is delisted from the SmallCap, it may trade on the OTC Bulletin Board or another market or quotation system. If our common stock is delisted from the SmallCap, it may impact our ability to raise funds in the equity markets and it may reduce the demand for our common stock, which may result in an inability for our investors to readily sell their shares of our common stock, all of which may reduce the market value of your investment.

         WE WERE REQUIRED TO ISSUE ADDITIONAL SHARES OF COMMON STOCK IN CONNECTION WITH SEVERANCE AGREEMENTS WITH OUR FORMER EXECUTIVE OFFICERS AND DIRECTORS AND, AS A RESULT, YOUR INVESTMENT IN OUR COMMON STOCK HAS BEEN DILUTED, AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE AT WHICH YOU ACQUIRED THEM.

         On March 21, 2003, we entered into severance agreements with Richard J. Sullivan, our then Chairman of the Board of Directors and Chief Executive Officer, and Jerry C. Artigliere, our then Senior Vice President and Chief Operating Officer. The severance agreements provided for the issuance of 56.0 million and 4.8 million shares of our common stock to Richard Sullivan and Jerome Artigliere, respectively. We issued the shares to Richard Sullivan and Jerome Artigliere on March 1, 2004. In addition, stock options held by Richard Sullivan and Jerome Artigliere, which were exercisable for approximately 10.9 and 2.3 million shares of our common stock, respectively, were re-priced. The options surrendered had exercise prices ranging from $0.15 to $0.32 per share and were replaced with options exercisable at $0.01 per share, all of which have been exercised.
As a result of the termination of Richard Sullivan's employment with us, a "triggering event" provision in the severance agreement we entered into with Garrett Sullivan, our former Vice Chairman of the Board (who is not related to Richard Sullivan), at the time of Garrett Sullivan's ceasing to serve in such capacity in December 2001, has been triggered. We negotiated a settlement of our obligations under Garrett Sullivan's severance agreement that required us to issue to him 7.5 million shares of our common stock. We issued the shares to Garrett Sullivan on February 17, 2004. The issuance of these shares to our former executive officers and directors, which have been approved by our shareholders, have resulted in an increase in the total number of our shares outstanding and, as a result, your investment in our common stock has been further diluted, and you may be unable to resell your shares at or above the price at which you acquired them.

         OUR STOCK PRICE HAS BEEN VOLATILE AND HAS DECREASED SIGNIFICANTLY OVER THE PAST FEW YEARS, AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE AT WHICH YOU ACQUIRED THEM.

         Since January 1, 2000, the price per share of our common stock has ranged from a high of $18.00 to a low of $0.03. The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined over the past few years in part due to our operating performance. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. Declines in the market price of our common stock could affect our access to capital, which may impact our ability to continue as a going concern. In addition, declines in the price of our common stock may harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of these declines, you may be unable to resell your shares at or above the price at which you acquired them.

         BECAUSE OF RECENT PERIODS OF VOLATILITY IN THE MARKET PRICE OF OUR SECURITIES, WE FACE A HEIGHTENED RISK OF SECURITIES CLASS ACTION LITIGATION, WHICH COULD SIGNIFICANTLY HARM OUR BUSINESS OPERATIONS AND FINANCIAL CONDITION.

         Because of recent periods of volatility in the market price of our securities, we face a heightened risk of securities class action litigation. In March 2004, the court approved the settlement of a purported securities fraud class action covered entirely by insurance proceeds, which was filed against us and one of our former directors. While the class action was settled, additional litigation of this type could result in substantial costs and a diversion of management's attention and resources, which could significantly harm our business operations and financial condition.

         WE MAY BE REQUIRED TO ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK IN CONNECTION WITH PRIOR AGREEMENTS, AND AS A RESULT, YOUR INVESTMENT IN OUR COMMON STOCK MAY BE FURTHER DILUTED.

         As of March 31, 2004, there were 504,772,991 shares of our common stock outstanding. Since January 1, 2001, we have issued a net aggregate of 403,286,290 shares of common stock, of which:

     o 97,261,634 shares were issued in connection with acquisitions of businesses and assets;

     o 64,810,635 shares were issued upon conversion of our Series C Preferred Stock;

     o   27,699,598 shares were issued in connection with the Debentures;

     o 79,965,582 shares were issued in connection with two best-efforts offerings of our common stock through the efforts of a placement agent J.P. Carey Securities, Inc.;

     o 68,250,000 shares were issued in connection with three severance agreements with our former officers and directors; and

     o 19,800,000 shares were issued to Digital Angel Corporation under the terms of the Share Exchange Agreement.

         We have effected, and will likely continue to effect, acquisitions or contract for services through the issuance of common stock or our other equity securities. Such issuances of additional securities may be dilutive to the value of our common stock and may have a material adverse impact on the market price of our common stock.

         WE HAVE ISSUED AND OUTSTANDING A SIGNIFICANT NUMBER OF DERIVATIVE SECURITIES AND THE EXERCISE OF THESE OPTIONS AND WARRANTS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK, AND COULD HAVE A NEGATIVE IMPACT ON THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK.

         As of March 31, 2004, there were outstanding warrants and options to acquire up to 35,900,357 additional shares of our common stock. In addition, as of March 31, 2004, we had 7,574,506 additional shares of our common stock available to be issued in the future under our stock option plans, and we had 5,886,290 additional shares of our common stock available to be issued in the future under our Employee Stock Purchase Plan. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon exercise could have a negative impact on the value of your investment in our common stock.

         WE HAVE MADE SIGNIFICANT CHANGES TO OUR BUSINESS MODEL AND WE HAVE EXPANDED INTO DIFFERENT PRODUCT LINES INCLUDING NEW UNPROVEN TECHNOLOGIES AND OUR NEW BUSINESS MODEL MAY NOT BE SUCCESSFUL.

         During the past few years, we have made significant changes to our business model as a result of a new business strategy and the expansion into different product lines including new unproven technologies such as Digital Angel, VeriChip and Thermo Life. If we are not successful in implementing our new business model and developing and marketing our new technology products, our advanced technology products may not gain sufficient market acceptance to be profitable or otherwise be successful and the market price of our securities will most likely decrease.

         WE RELY HEAVILY ON OUR REVENUES DERIVED FROM OUR FEDERAL
TELECOMMUNICATIONS BUSINESS, AND THE LOSS OF, OR A SIGNIFICANT REDUCTION IN, ORDERS FROM THE UNITED STATES GOVERNMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Approximately $37.1 million, or 83.2%, $31.3 million, or 74.7%, and $27.4 million, or 61.5%, of our Advanced Technology segment's revenue for the years 2003, 2002 and 2001, respectively, were generated by our wholly-owned subsidiary, Computer Equity Corporation. Approximately 99.3%, 99.1% and 77.7% of Computer Equity Corporation's revenue for the years 2003, 2002 and 2001, respectively, were generated through sales to various agencies of the United States federal government. Computer Equity Corporation provides telecommunications products and services and holds less than one percent of the federal telecommunications market share. Computer Equity's business is highly competitive, and we expect that the competitive pressures it faces will not diminish in the future. Many of our competitors have greater financial, technological, marketing and other resources than we do. The loss of, or a significant reduction in, federal telecommunications orders could have a material adverse effect on our financial condition and results of operations.

         DIGITAL ANGEL CORPORATION COMPETES WITH OTHER COMPANIES IN THE VISUAL AND ELECTRONIC IDENTIFICATION MARKET, AND THE PRODUCTS SOLD BY ITS COMPETITORS COULD BECOME MORE POPULAR THAN ITS PRODUCTS OR RENDER ITS PRODUCTS OBSOLETE, WHICH COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The market for visual and electronic identification for companion animals and livestock is highly competitive. We believe that our principal competitors in the visual identification market for livestock are AllFlex USA and Y-Tex Corporation, and that our principal competitors in the electronic identification market that have developed permanent electronic identification devices for the companion animal market are AllFlex USA, Datamars SA and Avid Plc. In addition, other companies could enter this line of business in the future. Some of Digital Angel Corporation's competitors have substantially greater financial and other resources than it does. Digital Angel Corporation may not be able to compete successfully with those competitors, and those competitors may develop or market technologies and products that are more widely accepted than Digital Angel Corporation's products or that could render its products obsolete or noncompetitive, which could have a material adverse affect on our financial condition and results of operations.

         OUR DIGITAL ANGEL CORPORATION'S ANIMAL APPLICATIONS DIVISION RELIES HEAVILY ON SALES TO GOVERNMENT CONTRACTORS, AND ANY DECLINE IN THE DEMAND BY THESE CUSTOMERS FOR ITS PRODUCTS COULD NEGATIVELY AFFECT OUR BUSINESS.

         The principal customers for electronic identification devices for fish are government contractors that rely on funding from the United States government. Because the contractors rely heavily on government funds, any decline in the availability of such funds could result in a decreased demand by these contractors for Digital Angel Corporation's products. Any decrease in demand by such customers could have a material adverse effect on our financial condition and results of operations.

         INFOTECH USA, INC. COMPETES IN A HIGHLY COMPETITIVE MARKET, AND IT EXPECTS TO FACE FURTHER COMPETITION FROM NEW MARKET ENTRANTS AND POSSIBLE ALLIANCES BETWEEN COMPETITORS IN THE FUTURE, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         InfoTech USA, Inc. competes in a highly competitive market with IT products and services providers that vary greatly in their size and technical expertise. Its primary competitors are Manchester Technologies, Inc., AlphaNet Solution, Inc., En Pointe Technologies, Inc., Micros-to-Mainframes, Inc., and Pomeroy Computer Resources. Additionally, we expect InfoTech USA, Inc. to face further competition from new market entrants and possible alliances between competitors in the future, which could have a material adverse effect on our financial condition and results of operations.

         THE BOOK VALUE OF OUR INVENTORY HAS INCREASED AND WE FACE THE RISKS THAT THE VALUE OF OUR INVENTORY MAY DECLINE BEFORE WE SELL IT OR THAT WE MAY NOT BE ABLE TO SELL OUR INVENTORY AT THE PRICES WE ANTICIPATE.

         On December 31, 2003, the book value of our inventory was $9.5 million as compared to a book value of $6.4 million as of December 31, 2002. We attribute the increase to an increase in work-in-process related to government contract projects and the accumulation of inventory by Digital Angel Corporation in anticipation of future sales. Our success depends in part on our ability to purchase inventory at attractive prices relative to its resale value and our ability to turn our inventory rapidly through sales. If we pay too much or hold inventory too long, we may be forced to sell our inventory at a discount or at a loss or write down its value, and our business could be materially adversely affected.

         DIGITAL ANGEL CORPORATION MAY NOT HAVE SUFFICIENT FUNDS TO REPAY ITS OBLIGATIONS TO LAURUS WHEN THEY BECOME DUE.

         Digital Angel Corporation may not have sufficient funds to repay Laurus when its debt obligations to Laurus become due. Accordingly, it may be required to obtain the funds necessary to repay these obligations either through refinancing, the issuance of additional equity or debt securities or the sale of assets. Digital Angel Corporation may be unable to obtain the funds needed, if any, to repay the obligations from any one or more of these other sources on favorable economic terms or at all. If Digital Angel Corporation is unable to obtain funds to repay this indebtedness, it may be forced to dispose of its assets or take other actions on disadvantageous terms, which could result in losses to Digital Angel Corporation and could have a material adverse effect on our financial condition and results of operations.

         THE TERMS OF DIGITAL ANGEL CORPORATION'S DEBT OBLIGATIONS TO LAURUS SUBJECT US TO THE RISK OF FORECLOSURE ON SUBSTANTIALLY ALL OF DIGITAL ANGEL CORPORATION'S ASSETS.

         To secure the payment of all obligations owed to Laurus, Digital Angel Corporation has granted to Laurus a security interest in and lien upon all of its property and assets, whether real or personal, tangible or intangible, whether now owned or hereafter acquired, or in which it now has, or at any time in the future may acquire, any right, title or interest. The occurrence of an event of default under any of its obligations would subject Digital Angel Corporation to foreclosure by Laurus on substantially all of its assets to the extent necessary to repay any amounts due. Any such defaults and resulting foreclosure would have a material adverse effect on our financial condition.

         INFOTECH USA, INC. MAY NOT BE SUCCESSFUL IN OBTAINING A REPLACEMENT FOR ITS IBM CREDIT FACILITY, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

         The InfoTech USA, Inc. segment finances its accounts receivable and inventory. Its current financing arrangement with IBM Credit provides financing on inventory purchases up to $1.8 million. Borrowing for purchases is based upon 75% of all eligible receivables due within 90 days and up to 100% of all eligible inventories. Borrowings under the financing arrangement with IBM Credit were $0.8 million at December 31, 2003. On September 5, 2003, InfoTech USA, Inc. received a letter from IBM Credit constituting their formal notice of termination of the agreement. The effective date of such termination, which was originally set for March 10, 2004, has been extended until April 9, 2004. InfoTech USA, Inc. is currently in the process of securing other financing and expects to replace its financing arrangement. However, if InfoTech USA, Inc. is not successful in obtaining a replacement for the IBM Credit financing arrangement, which is needed to fund its operations in the coming year and beyond, InfoTech USA, Inc. may not be able to continue in the ordinary course of business, which would have a material adverse impact on our financial condition, results of operations and cash flows.

         THE ISSUANCES OF COMMON STOCK TO THIRD PARTIES BY DIGITAL ANGEL CORPORATION GIVE RISE TO A REDUCTION OF OUR OWNERSHIP INTEREST AND MAY RESULT IN SIGNIFICANT LOSSES, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

         Gains where realizable and losses on issuance of shares of stock by our consolidated subsidiary, Digital Angel Corporation, are reflected in our Consolidated Statement of Operations. These gains and losses result from the difference between the carrying amount of the pro-rata share of our investment in Digital Angel Corporation and the net proceeds from the issuances of the stock. In the past, the issuances of stock to third parties by Digital Angel Corporation have also given rise to losses as a result of the reduction of our interest ownership in Digital Angel Corporation. Future stock issuances to third parties by Digital Angel Corporation, including upon the exercise of stock options and warrants, the conversion of debt, or the conversion of Digital Angel Corporation's Series A Preferred Stock issued in connection with its acquisition of OuterLink Corporation, will further dilute our ownership percentage, which may give rise to significant losses. If we incur such losses, and/or become unable to consolidate the operations of Digital Angel Corporation, it could have a material adverse impact on our financial condition and results of operations.

         DIGITAL ANGEL CORPORATION DEPENDS ON A SINGLE PRODUCTION
ARRANGEMENT WITH RAYTHEON CORPORATION FOR OUR PATENTED SYRINGE-INJECTABLE MICROCHIPS WITHOUT THE BENEFIT OF A FORMAL WRITTEN AGREEMENT, AND THE LOSS OF OR ANY SIGNIFICANT REDUCTION IN THE PRODUCTION COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         We rely solely on a production arrangement with Raytheon Corporation for the manufacture of our patented syringe-injectable microchips that are used in all of our implantable electronic identification products, but we do not have a formal written agreement with Raytheon. Raytheon utilizes our proprietary technology and our equipment in the production of our syringe-injectable microchips. The termination, or any significant reduction, by Raytheon of the assembly of our microchips or a material increase in the price charged by Raytheon for the assembly of our microchips could have an adverse effect on our financial condition and results of operations. In addition, Raytheon may not be able to produce sufficient quantities of the microchips to meet any significant increased demand for our products or to meet any such demand on a timely basis. Any inability or unwillingness of Raytheon to meet our demand for microchips would require us to utilize an alternative production arrangement and remove our automated assembly production machinery from the Raytheon facility, which would be costly and could delay production. Moreover, if Raytheon terminates our production arrangement, we cannot ensure that the assembly of our microchips from another source would be on comparable or acceptable terms. The failure to make such an alternative production arrangement could have an adverse effect on our business.

         IF WE DO NOT PREVAIL IN ONGOING LITIGATION WE MAY BE REQUIRED TO PAY SUBSTANTIAL DAMAGES.

         We are party to various legal actions as either plaintiff or defendant. The ultimate outcome of these actions and the estimates of the potential future impact on our financial position, cash flows or results of operations for these proceedings could have a material adverse effect on our business. In addition, we will continue to incur additional legal costs in connection with pursuing and defending such actions.

         OUR INTELLECTUAL PROPERTY RIGHTS OR PATENT RIGHTS MIGHT NOT PROVIDE PROTECTION AND MIGHT BE INVALID OR UNENFORCEABLE.

         Our ability to commercialize any of our products under development will depend, in part, on our ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing on the proprietary rights of third parties. The patent applications licensed to or owned by us may not result in issued patents, patent protection may not be secured for any particular technology, any patents that have been or may be issued to us may not be valid or enforceable and patents issued may not provide meaningful protection to us. Furthermore, we do not own the VeriChip technology that is produced under patents #6,400,338 and #5,211,129. This technology is owned by Digital Angel Corporation and licensed to VeriChip under an exclusive product and technology license with a remaining term through March 2013. VeriChip Corporation may be unable to retain licensing rights for the use of these patents beyond the licensing period or the license may be terminated early.

         OUR FAILURE TO COMPLY WITH APPLICABLE REGULATORY REQUIREMENTS REGARDING VERICHIP CAN, AMONG OTHER THINGS, RESULT IN FINES, SUSPENSIONS OF REGULATORY APPROVALS, PRODUCT RECALLS, OPERATING RESTRICTIONS AND CRIMINAL PROSECUTION.

         Some of our current or future products may be subject to government regulation and, in some cases, pre-approval. By letter dated October 17, 2002, the FDA issued a determination that the VeriChip product is not a medical device under Section 513(g) of the Federal Food, Drug and Cosmetic Act with respect to its intended security, financial and personal identification/safety applications. However, the FDA further stated in its determination letter that with respect to the use of the VeriChip product in health information applications, VeriChip is a medical device subject to the FDA's jurisdiction. On November 8, 2002, we received a letter from the FDA, based upon correspondence from us to the FDA, warning us not to market VeriChip for medical applications. While we currently intend to market and distribute the VeriChip product for security, financial and personal identification/safety applications, in the future, we plan to expand our marketing and distribution efforts to healthcare information applications of the product, subject to any and all necessary FDA and other approvals. Our future failure to comply with the applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution, any of which could have a material adverse effect on us.

         DIGITAL ANGEL CORPORATION IS SUBJECT TO GOVERNMENT REGULATION AND ANY ACTION ON THE PART OF REGULATORS COULD HAVE A MATERIAL ADVERSE EFFECT ON DIGITAL ANGEL CORPORATION'S BUSINESS.

         Digital Angel Corporation is subject to federal, state and local regulation in the United States and other countries, and it cannot predict the extent to which it may be affected by future legislative and other regulatory developments concerning its products and markets. Digital Angel Corporation develops, assembles and markets a broad line of electronic and visual identification devices for the companion animal, livestock and wildlife markets. Digital Angel Corporation's readers must and do comply with the FCC Part 15 Regulations for Electromagnetic Emissions, and the insecticide products purchased and resold by Digital Angel Corporation have been approved by the U.S. Environmental Protection Agency (EPA) and are produced under EPA regulations. Sales of insecticide products are incidental to Digital Angel Corporation's primary business and do not represent a material part of its operations or revenues. Digital Angel Corporation's products also are subject to compliance with foreign government agency requirements. Digital Angel Corporation's contracts with its distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell Digital Angel Corporation's products. However, any such approval may be subject to significant delays. Some regulators also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any actions by these regulators could materially adversely effect Digital Angel Corporation's business.

         CERTAIN FACTORS COULD IMPAIR DIGITAL ANGEL CORPORATION'S ABILITY TO DEVELOP AND SELL ITS PRODUCTS IN CERTAIN MARKETS.

         The electronic animal identification market can be negatively affected by such factors as food safety concerns, consumer perceptions regarding cost and efficacy, international technology standards, national infrastructures, and slaughterhouse removal of microchips. The occurrence of any of these factors could prevent Digital Angel Corporation from selling, or materially impair its ability to sell, its products in certain markets and could negatively affect our business.

        WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FROM THE USE OF OUR PRODUCTS THAT COULD RESULT IN COSTS OR DAMAGES PAYABLE BY US ADVERSELY EFFECTING OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

         Manufacturing, marketing, selling, and testing our products under development entail a risk of product liability. We could be subject to product liability claims in the event our products or products under development fail to perform as intended. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of indemnification payments or insurance would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would have a material adverse effect on our business, financial condition, and results of operations.

         THE DIGITAL ANGEL AND PLD TECHNOLOGIES ARE NOT DEVELOPED FOR COMMERCIAL DEPLOYMENT AND THERE IS NO CERTAINTY THAT THEY WILL BE
SUCCESSFULLY MARKETED.

         Our ability to develop and commercialize products based on the Digital Angel and PLD proprietary technologies will depend on our ability to develop our products internally on a timely basis. However, there is no certainty that these technologies will be developed, and if developed, that they will be successfully marketed.

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This prospectus and some of the documents incorporated in this prospectus by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading "Risk Factors" and those which are discussed in our most recently filed Annual Report on Form 10-K under the heading "Risk Factors" and elsewhere, which is incorporated by reference in this prospectus.

                               USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by Digital Angel Corporation or by the selling shareholders listed in this prospectus under "Selling Security Holders" beginning on page 20.

                          SELLING SECURITY HOLDERS

         This prospectus relates in part to the resales of up to 74,209,151 shares of our common stock, par value $.001 per share, under the terms of three separate severance agreements with our former officers and directors, in connection with the earnout provisions of our acquisition agreement with the former shareholders of WebNet Services, Inc., and in connection with a legal settlement between us and 510 Ryerson Road, Inc., all of which are more fully discussed below.

         Severance Agreements

         Prior to March 21, 2003, Mr. Richard J. Sullivan was our Chairman of the Board and Chief Executive Officer. Prior to March 21, 2003, Mr. Jerome C. Artigliere was our Chief Operating Officer and prior to December 31, 2001, Mr. Garrett Sullivan was our Vice Chairman. The shares being offered by these former officers and directors were issued to them in connection with their severance agreements.

         On March 21, 2003, Richard J. Sullivan, our then Chairman of the Board of Directors and Chief Executive Officer, retired from such positions. Our Board of Directors negotiated a severance agreement with Richard Sullivan under which he received a one-time payment of 56.0 million shares of our common stock. We issued the shares to Richard Sullivan on March 1, 2004. In addition, stock options held by him exercisable for approximately
10.9 million shares of our common stock were re-priced. The options surrendered had exercise prices ranging from $0.15 to $0.32 per share and were replaced with options exercisable at $0.01 per share. All of the re-priced options have been exercised. Richard Sullivan's severance agreement provides that the payment of shares and re-pricing of options provided for under that agreement is in lieu of all future compensation and other benefits that would have been owed to him under his employment agreement. Richard Sullivan's employment agreement provided for:

               o an annual salary of $450,000 and an annual bonus of not less than $140,000 for the term of his employment agreement (which was due to expire March 1, 2008, roughly five years later);

               o supplemental compensation of $2,250,000 (to be paid in 60 equal monthly payments of $37,500 each), in the event of a termination of his employment for any reason other than a termination due to his material default under the agreement; and

               o a lump sum payment of $12,105,000, upon the occurrence of a "Triggering Event," defined under the employment agreement to include a change of control of us or his ceasing to serve as our Chairman of the Board or Chief Executive Officer for any reason other than due to his material default, with us having the option to pay this amount in cash or in shares of our common stock or any combination of the two. In the event we opted to make any portion of the payment in shares of our common stock, the agreement stipulated that the common stock was to be valued at the average closing price of the stock on the Nasdaq National Market (our stock was, at the time the agreement was entered into, listed on the Nasdaq National Market but has since been transferred to the SmallCap) over the last five business days prior to the date of the Triggering Event.

         In total, the employment agreement obligated us to pay Richard Sullivan approximately $17.3 million under, or in connection with, the termination of his employment agreement. In view of our cash constraints and our need at the time to dedicate our cash resources to satisfying our obligations to IBM Credit, we commenced negotiations with Richard Sullivan that led to the proposed terms of his severance agreement. The severance agreement required us to make approximately $3.9 million less in payments to Richard Sullivan than would have been owed to him under his employment agreement.

         Effective March 3, 2004, Richard J. Sullivan resigned from Digital Angel Corporation's Board of Directors, and thus, he no longer has any affiliation with us.

         On March 21, 2003, Jerome C. Artigliere, our then Senior Vice President and Chief Operating Officer, resigned from such positions. Under the terms of his severance agreement, Mr. Artigliere received 4.8 million shares of our common stock. We issued the shares to Mr. Artigliere on March 1, 2004. In addition, stock options held by him exercisable for approximately 2.3 million shares of our common stock were re-priced. The options surrendered had exercise prices ranging from $0.15 to $0.32 per share and were replaced with options exercisable at $0.01 per share. All of the re-priced options have been exercised. Mr. Artigliere's severance agreement provides that the payment of shares and re-pricing of options provided under that agreement is in lieu of all future compensation and other benefits that would have been owed to him under his employment agreement. That agreement required us to make payments of approximately $1.5 million to Mr. Artigliere.

         As a result of the termination of Richard Sullivan's employment with us, a "triggering event" provision in the severance agreement we entered into with Garrett Sullivan, our former Vice Chairman of the Board, (who is not related to Richard Sullivan) at the time of his ceasing to serve in such capacity in December 2001, has been triggered. We negotiated a settlement of our obligations under Garrett Sullivan's severance agreement that required us to issue to Garrett Sullivan 7.5 million shares of our common stock. We issued the shares, valued at $3.5 million, to Garrett Sullivan on February 17, 2004.

         Our shareholders have approved the issuances of the common stock and have ratified the re-pricing of the options under the terms of the severance agreements with Richard J. Sullivan and Jerome C. Artigliere and they have approved the issuance of the common stock under the agreement entered into with Garrett Sullivan. The terms of each of the severance agreements were subject to shareholder approval, in accordance with applicable Nasdaq rules, because the agreements: (i) were deemed to be compensatory arrangements under which our common stock was being acquired by officers or directors; and (ii) in Richard Sullivan's case, such issuance may have resulted in his potentially holding more than 20% of the outstanding shares of our common stock following the issuance of the shares and exercise of options covered by his severance agreement.

         WebNet Services, Inc.

         Effective July 1, 2000, we entered into an acquisition agreement with the former shareholders of WebNet Services, Inc., Steven P. Couture, Raymond D. Maggi, and Jeffrey M. Couture, whereby we acquired 100% of WebNet Services, Inc. WebNet Services, Inc. is a network integrator and website developer. The acquisition price was $1.0 million. Under the terms of the agreement, contingent earnout payments were due upon the attainment of certain earnings targets for the twelve months ended June 30, 2003, (the "First Earnout Period"). A second earnout payment, which was due upon the attainment of certain earning targets for the twelve months ended June 30, 2004, is no longer required because we have sold WebNet Services, Inc. effective December 15, 2003. For the First Earnout Period, an earnout payment of $408,332 was due and payable in shares of our common stock, calculated as follows:

                  Earnings target achieved                    $214,583
                  Earnout multiple                                  x4 (1)
                                                              $858,332

                  Less base amount                            (450,000) (1)
-----------------------------------------------------------------------------
                  Earnout payment                             $408,332

         (1) Defined in the acquisition agreement.

         This registration statement includes the 959,151 shares of our common stock issued on October 8, 2003, to the former shareholders of WebNet Services, Inc. in payment of the first earnout as follows:

                      Steven P. Couture              326,111
                      Raymond D. Maggi               316,520
                      Jeffrey M. Couture             316,520

         Per the agreed upon terms, the number of shares of our common stock that were issued in payment of the first earnout was determined based upon the average of the closing price of our common stock for the eighteen consecutive trading days ended September 26, 2003. Messrs. Steven P. Couture, Raymond D. Maggi and Jeffrey M. Couture are employees of WebNet Services, Inc.

         Ryerson Road, Inc.

         On March 31, 2002, 510 Ryerson Road, Inc. filed a lawsuit against us and one of our subsidiaries in connection with a lease for a facility that we vacated prior to the expiration of the lease and which is no longer in use. The plaintiffs had demanded relief in the amount of $2.0 million. We entered into a settlement agreement with the plaintiffs pursuant to which we were required to issue to the plaintiff shares having a value of, or pay the plaintiff an amount in cash equal to, approximately $1.1 million plus interest. To date, we have issued 4.1 million of the shares. This registration statement includes up to 5.0 million shares of our common stock that we may issue in connection with this settlement.

         The selling security holders may sell all, some or none of its shares in this offering. See "Plan of Distribution" beginning on page 24 below.

                                         DEEMED OWNERSHIP PRIOR TO THE
                                                                           NUMBER OF SHARES           OWNERSHIP AFTER
   SELLING SHAREHOLDERS                             OFFERING                OFFERED HEREBY             THE OFFERING
   --------------------                  ---------------------------------------------------------------------------------
                                           SHARES              %                                SHARES               %
                                           ------              -                                ------               -
    Richard J. Sullivan                  56,122,222          11.10%          56,000,000 (1)     122,222              *
    Jerome C. Artigliere                  4,750,700             *             4,750,000 (2)         700              *
    Garrett Sullivan                      7,500,000           1.48            7,500,000 (3)          --              *
    Steven P. Couture                       326,111             *               326,111 (4)          --              *
    Raymond D. Maggi                        336,520             *               316,520 (5)      20,000              *
    Jeffrey M. Couture                      449,951             *               316,520 (6)     133,431              *
    510 Ryerson Road, Inc.                5,000,000             *             5,000,000 (7)          --              *
                                        ---------------------------------------------------------------------------------
       Total                             74,485,504          14.73%          74,209,151         276,353              *
                                        =================================================================================

--------
*    Represents less than 1% of the shares outstanding

               (1) Represents shares issued to the selling shareholder in connection with a severance agreement, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Richard J. Sullivan has sole voting and dispositive powers with respect to the shares.

               (2) Represents shares issued to the selling shareholder in connection with a severance agreement, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted.


                                     22


                    Jerome C. Artigliere has sole voting and dispositive powers with respect to the shares.

               (3) Represents shares issued to the selling shareholder in connection with a severance agreement, which transaction was exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Garrett Sullivan has sole voting and dispositive powers with respect to the shares.

               (4) Represents shares issued to the selling shareholder in connection with the "earnout" provision of the agreement of sale relating to a prior private transaction directly negotiated by the shareholders in connection with the sale of their business to us, which transaction was exempt from registration pursuant to Rule 4(2) of the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Steven P. Couture has sole voting and dispositive powers with respect to the shares.

               (5) Represents shares issued to the selling shareholder in connection with the "earnout" provision of the agreement of sale relating to a prior private transaction directly negotiated by the shareholders in connection with the sale of their business to us, which transaction was exempt from registration pursuant to Rule 4(2) of the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Raymond D. Maggi has sole voting and dispositive powers with respect to the shares.

               (6) Represents shares issued to the selling shareholder in connection with the "earnout" provision of the agreement of sale relating to a prior private transaction directly negotiated by the shareholders in connection with the sale of their business to us, which transaction was exempt from registration pursuant to Rule 4(2) of the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Jeffrey M. Couture has sole voting and dispositive powers with respect to the shares.

               (7) Represents shares issued or to be issued to the selling shareholder(s) in connection with a legal settlement between the selling shareholder and us. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the shares were legended to indicate that they were restricted. Albert Safer, President and Director, has sole voting and dispositive powers with respect to the shares.

         PROFORMA SELLING SHAREHOLDERS TABLE ADJUSTED FOR THE REVERSE
STOCK SPLIT

         On March 12, 2004, our Board of Directors authorized a 1-for-10 reverse stock split, and has set April 5, 2004 as the record and effective dates for the reverse stock split. The reverse stock split will have the effect of reducing the number of issued and outstanding shares of our common stock, and accordingly, the number of shares being offered by the selling shareholders will be reduced. In addition, the par value of our common stock will increase from $0.001 to $0.01 per share. The following presents the number of shares being offered by the selling shareholders to give retroactive effect to the reverse stock split:

                                        DEEMED OWNERSHIP PRIOR TO THE
                                                                             NUMBER OF SHARES              OWNERSHIP AFTER
    SELLING SHAREHOLDERS                            OFFERING                  OFFERED HEREBY                 THE OFFERING
    --------------------                -----------------------------------------------------------------------------------
                                            SHARES             %                           SHARES                 %
                                            ------             -                           ------                 -
    Richard J. Sullivan                   5,612,222          11.10%              5,600,000          12,222        *
    Jerome C. Artigliere                    475,070            *                   475,000              70        *
    Garrett Sullivan                        750,000           1.48                 750,000              --        *
    Steven P. Couture                        32,611            *                    32,611              --        *
    Raymond D. Maggi                         33,652            *                    31,652           2,000        *
    Jeffrey M. Couture                       44,995            *                    31,652          13,343        *
    510 Ryerson Road, Inc.                  500,000            *                   500,000              --        *
                                        ----------------------------------------------------------------------------------
       Total                              7,448,550          14.73%              7,420,915          27,635        *
                                        ==================================================================================

                            PLAN OF DISTRIBUTION

         Pursuant to the terms of a share exchange agreement dated August 14, 2003, (referred to as the Share Exchange Agreement), we sold to Digital Angel Corporation 19,800,000 shares of our common stock. Under the terms of the Share Exchange Agreement, we agreed to make a strategic investment in Digital Angel Corporation whereby we acquired an additional 3.0 million shares of Digital Angel Corporation's common stock at a purchase price of $7,920,000. Thus, we are registering 19,800,000 shares of our common stock calculated by dividing the purchase price of $7,920,000 by the minimum exchange price of $0.40 per share. Effective April 5, 2004, as a result of our 1-for-10 reverse stock split, the number of shares being offered under this prospectus will be reduced to 1,980,000 shares.

         The Share Exchange Agreement provided for us to receive a warrant to purchase up to 1.0 million shares of Digital Angel Corporation's common stock. The warrant gives us the right to purchase a total of 1.0 million shares of Digital Angel Corporation's common stock for a period of five years from February 1, 2004. The exercise price of the warrant is $3.74 per warrant.

         Pursuant to the Share Exchange Agreement, we have agreed with Digital Angel Corporation to use our best efforts to maintain a current registration statement until the date when all of the shares of our common stock covered by the registration statement have been sold. Reference is made to the Share Exchange Agreement, which is incorporated by reference to
Exhibit 10.30 of our Registration Statement on Form S-1 (File No. 333-109512) filed with the Commission on October 6, 2003, of which this prospectus forms a part, for its complete terms and provisions.

         Digital Angel Corporation does not currently have any formal agreements or arrangements, to distribute the shares of common stock covered by the registration statement. The shares are currently maintained in Digital Angel Corporation's name in a brokerage account with Merriman Curhan Ford & Co. Digital Angel Corporation is issuing trading orders and has no block-trade agreements or any other sort of arrangement. To date, Digital Angel Corporation has sold 5.3 million shares of the common stock for gross proceeds of approximately $1.4 million. Digital Angel Corporation is paying Merriman Curhan Ford & Co. a market rate sales commission, and intends to use the net proceeds for working capital.

         If Digital Angel Corporation notifies us that a material arrangement has been entered into with a broker-dealer or other third party for the sale of shares through a block trade, special offering, exchange, distribution or secondary distribution or a purchase by a broker or dealer or other third party, then we will file a post-effective amendment that includes any other facts that are material to the transaction.

         The selling shareholders or any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

               o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

               o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

               o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

               o an exchange distribution in accordance with the rules of the applicable exchange;

               o    privately negotiated transactions;

               o settlement of short sales made after the date of this prospectus;

               o broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

               o    a combination of any such methods of sale; and

               o    any other method permitted pursuant to applicable law.

         The selling shareholders may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices other than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers such shares for commissions as described above.

         The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include such non-sale pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

         The selling shareholders also may transfer the shares of common stock in other circumstances not involving the sale of the shares, in which case such non-sale transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         Digital Angel Corporation is a statutory underwriter within the meaning of the Securities Act of 1933, as amended. Because Digital Angel Corporation is a statutory underwriter, any profits realized by it are deemed underwriting compensation, and Digital Angel Corporation is subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.

         The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling shareholders.

         UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

                                LEGAL MATTERS

         Holland & Knight LLP (a registered limited liability partnership), Miami, Florida, relying on the opinion of special Missouri counsel, Blackwell Sanders Peper Martin LLP, has issued an opinion as to the legality of the common stock.

                                   EXPERTS

         The consolidated financial statements for the years ended December 31, 2003 and 2002, incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of Applied Digital Solutions, Inc. for the year ended December 31, 2003, have been so incorporated in reliance on the reports of Eisner LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements for the year ended December 31, 2001, incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of Applied Digital Solutions, Inc. for the year ended December 31, 2003, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the SEC's Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         We file annual, quarterly and special reports, proxy statements and other information with the

SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above.

     WEBSITE ACCESS TO INFORMATION AND DISCLOSURE OF WEB ACCESS TO
COMPANY REPORTS

     Our website address is: http://www.adsx.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Commission.

                     DOCUMENTS INCORPORATED BY REFERENCE

     We incorporate by reference into this prospectus the information in documents we file with the Commission, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updated the information incorporated by reference and some information not in any file subsequently with the SEC with automatically update this prospectus. We incorporate by reference:

               o our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 15, 2004, and as amended on March 16, 2004.

               o our registration statement on Form 8-A filed on May 5, 1995 registering our common stock under Section 12(g) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purposes of updating the description of the common stock.

               o our Current Report on Form 8-K filed with the Commission on March 16, 2004, under Item 9. "Regulation FD" containing our earning release dated March 15, 2004.

     We also incorporate by reference any filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the filing of this registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

     YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, AND WE WILL PROVIDE, A
COPY OF THOSE FILINGS AT NO COST BY CONTACTING KAY LANGSFORD-LOVELAND, OUR VICE PRESIDENT - ADMINISTRATION, AT APPLIED DIGITAL SOLUTIONS, INC., 400 ROYAL
PALM WAY, SUITE 410, PALM BEACH, FLORIDA 33480, OR BY CALLING (561)
805-8000.

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION CONCERNING THIS OFFERING EXCEPT THE INFORMATION AND REPRESENTATIONS WHICH ARE CONTAINED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF ANYONE GIVES OR MAKES ANY OTHER INFORMATION OR REPRESENTATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER

TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH AN OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT INTERPRET THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE HEREUNDER AS AN INDICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. YOU SHOULD ALSO BE AWARE THAT THE INFORMATION IN THIS PROSPECTUS MAY CHANGE AFTER THIS DATE.

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby**:

         SEC Registration Fee ................................... $ 2,768
         Accounting Fees and Expenses............................   4,000*
         Legal Fees and Expenses.................................   3,000*
         Miscellaneous Expenses..................................     232*
                                                                  -------
                     Total ...................................... $10,000*
                                                                  -------

-------------
*     Estimated
** The selling shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act of 1934.

     The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant's request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                   (iii) To include any material information with respect
               to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida, on April 2, 2004.

                                     APPLIED DIGITAL SOLUTIONS, INC.
                                     By: /s/ SCOTT R. SILVERMAN*
                                         ------------------------------------
                                         Scott R. Silverman, Chairman and CEO

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                       TITLE                              DATE
                    ---------                                       -----                              ----

            /s/ SCOTT R. SILVERMAN*                Chairman of the Board of Directors and          April 2, 2004
------------------------------------------------     Chief Executive Officer (Principal
              (Scott R. Silverman)                   Executive Officer)

            /s/ KEVIN H. MCLAUGHLIN*               President and Chief Operating Officer           April 2, 2004
------------------------------------------------
             (Kevin H. McLaughlin)

              /s/ EVAN C. MCKEOWN                  Senior Vice President and Chief                 April 2, 2004
------------------------------------------------     Financial Officer (Principal Financial
               (Evan C. McKeown)                     Officer)

             /s/ LORRAINE M. BREECE                Vice President and Chief Accounting             April 2, 2004
------------------------------------------------     Officer (Principal Accounting Officer)
              (Lorraine M. Breece)

             /s/ J. MICHAEL NORRIS                 Director                                        April 2, 2004
------------------------------------------------
              (J. Michael Norris)

              /s/ DANIEL E. PENNI*                 Director                                        April 2, 2004
------------------------------------------------
               (Daniel E. Penni)

              /s/ DENNIS G. RAWAN*                 Director                                        April 2, 2004
------------------------------------------------
               (Dennis G. Rawan)

            /s/ CONSTANCE K WEAVER*                Director                                        April 2, 2004
------------------------------------------------
             (Constance K. Weaver)

           /s/ MICHAEL S. ZARRIELLO*               Director                                        April 2, 2004
------------------------------------------------
             (Michael S. Zarriello)


                                                   * By: /s/ EVAN C. MCKEOWN
                                                         ----------------------
                                                         Evan C. McKeown
                                                         Attorney-in-fact

                                EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
------                           -----------

  2.1 Agreement of Purchase and Sale dated as of June 4, 1999 by and among Intellesale.com, Inc., Applied Cellular Technology, Inc., David Romano and Eric Limont (incorporated by reference to Exhibit
          99.1 to the registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999, as amended on August 12, 1999)

  2.2 Amendment No. 1 to the Agreement of Purchase and Sale, dated as of June 9, 1999 by and among Intellesale.com, Inc., Applied Cellular Technology, Inc., David Romano and Eric Limont (incorporated by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999, as amended on August 12, 1999)

  2.3 Agreement and Plan of Merger, dated April 24, 2000, by and among the Applied Digital Solutions, Inc., Digital Angel Corporation and Destron Fearing Corporation (incorporated by reference to Exhibit
          2.1 to the registrant's Current Report on Form 8-K filed with the Commission on May 1, 2000)

  2.4 Agreement dated as of November 28, 1999 by and between AT&T Canada Corp. and TigerTel, Inc. (incorporated by reference to Exhibit
          99.1 to the registrant's Current Report on Form 8-K filed with the Commission on December 13, 1999, as amended on December 22, 1999 and January 11, 2000)

  2.5 Agreement and Plan of Merger dated as of June 30, 2000 by and among the Applied Digital Solutions, Inc. and Compec Acquisition Corp. and Computer Equity Corporation and John G. Ballenger, Christopher J. Ballenger and Frederick M. Henschel (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form 8-K filed with the Commission on July 14, 2000, as amended on September 11, 2000)

  2.6 Agreement and Plan of Merger dated as of October 18, 2000, by and among the Applied Digital Solutions, Inc. and PDS Acquisition Corp., and Pacific Decision Sciences Corporation, and H&K Vasa Family 1999 Limited Partnership, H&K Vasa Family 2000 Limited Partnership, David Dorret, and David Englund (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form 8-K filed with the Commission on November 1, 2000, as amended on December 29, 2000)

  2.7 MCY Agreement dated as of October 19, 2000 by and between MCY.com, Inc. and Applied Digital Solutions, Inc. (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form 8-K filed with the Commission on December 5, 2000)

  2.8 Agreement and Plan of Merger, dated July 1, 2000, by and among Applied Digital Solutions, Inc., Web Serve Acquisition Corp., WebNet Services, Inc., Steven P. Couture, Jeffery M. Couture and Raymond D. Maggi (incorporated by reference to Exhibit 2.8 to the registrant's Annual Report on Form 10-K/A for the year ended December 31, 2003, filed with the Commission on December 11, 2003)

  2.9 Agreement and Plan of Merger, dated November 2, 2003, by and among Digital Angel Corporation, DA Acquisition, Inc. and OuterLink Corporation (incorporated herein by reference to Exhibit 2.9 to the registrant's Registration Statement on Form S-1 (File No. 109512) filed with the Commission on February 17, 2004)

  5.1     Opinion of Holland & Knight LLP*

 21.1     List of Subsidiaries of Applied Digital Solutions, Inc.*

 23.1     Consent of Eisner LLP*

 23.2     Consent of PricewaterhouseCoopers LLP*

 24.1 Power of Attorney (incorporated herein by reference to the signature page included in the registrant's Registration Statement on Form S-1 (File No. 333-109512) filed with the Commission on October 6, 2003)

-------
          *  - Filed herewith